40-33

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

October 6, 2004

04044417

Michael T. Cappucci
(617) 951-7418
mcappucci@ropesgray.com

BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Columbia Common Stock Fund, Inc. (File No. 811-06341) (the "Columbia Fund")

Ladies and Gentlemen:

On behalf of the Columbia Fund, and each affiliated person of the Columbia Fund listed on Exhibit A that is a party defendant to the action described in the following complaint, please find enclosed a copy of the following complaint filed pursuant to Section 33 of the Investment Company Act of 1940:

1. Armetta v. FleetBoston Financial Corporation, Civil Action No. 04-10555 (MLW), United States District Court for the District of Massachusetts (filed on March 19, 2004). The complaint is a derivative action filed on behalf of the Columbia Fund against Columbia Management Group, Inc. and certain of its affiliates (collectively, "Columbia"), certain current and former employees of Columbia, certain officers of the Columbia Fund, and certain members of the Board of Directors of the Columbia Fund, among others.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number or Brian D. McCabe, Esq. at (617) 951-7801.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Respectfully submitted,

Michael T. Cappucci

9552784_1

Enclosures

cc: Mark Wentzien, Esq., Columbia Management (w/o encl.)
John M. Loder, Esq. (w/o encl.)
Brian D. McCabe, Esq. (w/o encl.)

Exhibit A

Affiliated Persons of the Columbia Funds that are Defendants

FleetBoston Financial Corporation
Columbia Management Group, Inc.
Columbia Management Advisors, Inc.
Columbia Funds Distributor, Inc.
Douglas A. Hacker
Janet Langford Kelly
Richard W. Lowry
Charles R. Nelson
John J. Neuhauser
Patrick J. Simpson
Thomas E. Stitzel
Thomas C. Theobald
Anne-Lee Verville
Richard L. Woolworth
William E. Mayer
Joseph R. Palombo

3/19

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

DAVID ARMETTA, derivatively on behalf of the COLUMBIA COMMON STOCK FUND, Plaintiff, v. FLEETBOSTON FINANCIAL CORPORATION, COLUMBIA MANAGEMENT GROUP, INC., COLUMBIA MANAGEMENT ADVISORS, INC., COLUMBIA FUNDS DISTRIBUTOR, INC., DOUGLAS A. HACKER, JANET LANGFORD KELLY, RICHARD W. LOWRY, CHARLES R. NELSON, JOHN J. NEUHAUSER, PATRICK J. SIMPSON, THOMAS E. STIZEL, THOMAS C. THEOBALD, ANN-LEE VERVILLE, RICHARD L. WOOLWORTH, WILLIAM E. MAYER, JOSEPH R. PALUMBO and JOHN DOES 1-100, Defendants, and COLUMBIA COMMON STOCK FUND, Nominal Defendant.	CIVIL ACTION NO.________ 04 10555 MLW MAGISTRATE JUDGE Dein JURY TRIAL DEMANDED RECEIPT #______ AMOUNT $ 150 SUMMONS ISSUED yes LOCAL RULE 4.1____ WAIVER FORM____ MCF ISSUED____ BY DPTY. CLK. F.O.M DATE 3/19/04

DERIVATIVE COMPLAINT

Plaintiff, David Armetta, derivatively on behalf of the Columbia Common Stock Fund, hereby complains against the defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, and pursuant to 28 U.S.C. § 1331, as the action arises under the laws of the United States.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a) over the state law claim asserted herein, as it is part of the same case or controversy as the Investment Company Act claim.

3. Venue is proper in this judicial district because some or all of the defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. In addition, the defendants maintain headquarters in this district.

4. In connection with the acts and practices alleged herein, defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

5. Plaintiff David Armetta purchased shares of Columbia Common Stock Fund (the "Fund") and continues to hold such shares.

Columbia Defendants

6. Defendant FleetBoston Financial Corporation ("FleetBoston") is a financial services company and the ultimate parent of defendants bearing the Columbia name. FleetBoston maintains its corporate headquarters at 100 Federal Street, Boston, Massachusetts 02110.

7. Defendant Columbia Management Group, Inc. ("Columbia Group"), a wholly owned subsidiary of FleetBoston, is the asset management arm of FleetBoston. Through its member firms,

including Columbia Management Advisors, Inc. ("Columbia Management") and Columbia Wanger Asset Management, L.P. ("Columbia Wanger"), Columbia Group offers asset management services and financial products. Columbia Group is located at One Financial Center, Boston, MA 02111-2621.

8. Defendant Columbia Management, a wholly-owned subsidiary of Columbia Group, offers investment products and money management services. Columbia Management is registered as an investment advisor under the Investment Advisers Act and, together with Columbia Wanger, managed and advised the Columbia Funds during the relevant period. Columbia Management, along with Columbia Wanger, had ultimate responsibility for overseeing the day-to-day management of the Columbia Funds, including the Columbia Common Stock Fund. Columbia Management is headquartered at 100 Federal Street, Boston, Massachusetts 02110. Columbia Management is referred to herein as the "Advisor."

9. Columbia Funds Distributor, Inc. ("Columbia Distributor"), a subsidiary of FleetBoston, was the distributor of the Columbia Funds during the relevant period. Columbia Distributor maintains is headquarters at One Financial Center, Boston, Massachusetts 02111.

10. FleetBoston, Columbia Group, Columbia Distributor and Columbia Management are referred to collectively herein as the "Columbia Defendants."

11. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Columbia Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Fund investors, such as plaintiff and the other Fund holders, in exchange for which the John Doe defendants provided remuneration to the

Columbia Defendants. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

Trustee Defendants

12. The following individual defendants, the "Trustee Defendants," were, at all relevant times, Trustees of the Trust and the Fund. Unless otherwise noted, the business address of each Trustee is One Financial Center, Boston, Massachusetts 02111:

(a) Douglas A. Hacker (trustee since 1996);

(b) Janet Langford Kelly (trustee since 1996);

(c) Richard W. Lowry (trustee since 1995);

(d) Charles R. Nelson (trustee since 1981);

(e) John J. Neuhauser (trustee since 1985);

(f) Patrick J. Simpson; (trustee since 2000);

(g) Thomas E. Stitzel (trustee since 1998);

(h) Thomas C. Theobald (trustee since 1996);

(i) Ann-Lee Verville (trustee since 1998);

(j) Richard L. Woolworth (trustee since 1991);

(k) William E. Mayer (trustee since 1994); and

(l) Joseph R. Palumbo (trustee since 2000).

The Trustees select the managers, advisers and officers of the Fund, have a fiduciary duty to the Fund and its beneficiaries, and a duty to preserve the assets of the Fund. Moreover, the business and affairs of the Fund are managed by the Board of Directors or Trustees and persons or entities appointed by them.

Nominal Defendant

13. Nominal Defendant Columbia Stock Fund is registered under the Investment Company Act of 1940, as amended, as an open-end investment company.

SUBSTANTIVE ALLEGATIONS

14. This derivative action is brought to recover damages for injuries to the Fund, and indirectly to their shareholders, caused by the defendants' allowance of unlawful trading activities in the Funds.

15. Like all other mutual funds, the Fund's shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at the day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

16. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares <u>after</u> 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to

buy shares of the mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the effected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

17. The effect of late trading is to reduce the amount of revenue paid to the mutual fund for the late trader's shares. Because his purchases were placed after 4:00 p.m. on the first day, the late trader should have been charged the second day's higher price for the shares. Instead, he paid the lower amount to the mutual fund and kept the difference as his individual profit. The late trader's profit is revenue withheld from the mutual fund.

18. Another manipulative practice used to exploit forward pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares designed to exploit the effect of forward pricing. One timing scheme is "time zone arbitrage," which seeks to take advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese markets closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect them and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at

the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

19. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

20. The device of "timing" is inconsistent with and inimical to the purpose of mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of forward pricing.

21. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

22. Typically a single management company sets up a number of mutual funds to form a family. For example, Columbia Group, Columbia Wanger and Columbia Management are the managers for the Columbia Funds. While frequently each mutual fund is a separate company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are usually employees of the

management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each mutual fund and its investors.

23. At all relevant times, Columbia Group, Columbia Wanger and Columbia Management managed the Columbia Funds and controlled and was responsible for the day-to-day operation of the Columbia Funds. Columbia Management directly managed the Fund.

24. Management companies make their profit from fees they charge the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Timers frequently offer managers more assets in exchange for the right to time. Fund managers, such as Columbia Management have succumbed to temptation and allowed innocent investors in targeted funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees and other illicit payments or benefits.

25. Fund managers typically have the power simply to reject timed purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

26. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from

at least as early as November 1, 1998 and until October 21, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of Columbia Funds investors, including plaintiff through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating its improper conduct, the Columbia Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other Fund holders who knew nothing of these illicit arrangements. Specifically, the Columbia Defendants, and each of the relevant fund managers, profited from fees charged to the Columbia Funds that were measured as a percentage of the fees under management.

27. On January 15, 2004, before the market opened, FleetBoston issued a press release reporting its fourth quarter 2003 results and further, revealing that Columbia Management and Columbia Funds Distributor had received "Wells" notices from the SEC relating to improper market timing in Columbia Funds and that the SEC intended to commence an enforcement action against Columbia Management and Columbia Funds Distributor. In the release, FleetBoston stated, in relevant part, as follows:

> In a separate development, FleetBoston said that earlier this month two of its subsidiaries, ***Columbia Management Advisors, Inc., and Columbia Funds Distributor, Inc., received "Wells" notices stating that the SEC Regional Office staff in Boston had made a preliminary determination to recommend that enforcement action be brought against them***, alleging that certain fund prospectuses did not accurately disclose, in violation of fiduciary duties, certain trading activity in fund shares. ***We believe that the allegations relate to a limited number of trading arrangements occurring in the period 1998-2003.*** The majority of trades made pursuant to these arrangements were made by three entities and occurred in one international and two domestic funds. None of these arrangements is in existence today. The subsidiaries intend to engage in discussions with the SEC in an effort to reach a satisfactory resolution of these matters. [Emphasis added.]

28. On January 16, 2004, the Columbia Defendants filed with the SEC a prospectus supplement for various Columbia Funds which provided further detail on various investigations of the Columbia Defendants commenced by the SEC and the New York Attorney General. The prospectus supplement stated, in relevant part, as follows:

> Legal Proceedings. ***Columbia Management Advisors, Inc. ("CMA"), the Funds' adviser, and Columbia Funds Distributor, Inc. ("CFDI") the distributor of the Funds' shares, and certain of their affiliates (collectively, "Columbia") have received information requests and subpoenas from various regulatory authorities, including the Securities and Exchange Commission ("SEC") and the New York Attorney General, in connection with their investigations of late trading and market timing in mutual funds.*** Columbia has not uncovered any instances where CMA or CFDI were knowingly involved in late trading of mutual fund shares.
>
> ***Columbia has identified a limited number of investors who had informal arrangements for trading Fund shares between 1998 and 2003. A majority of the transactions in connection with these arrangements occurred in one international fund and two domestic funds. The majority of the trading under these arrangements was made by three entities.*** A substantial majority of the trading had ended by October 2002. None of these arrangements exists today. Information relating to those trading arrangements has been supplied to various regulatory authorities. To the extent that any Fund whose shares were involved in those trading activities was harmed by them, Columbia has undertaken to reimburse the Fund.
>
> The SEC staff has issued notices to the effect that it has made a preliminary determination to recommend that the SEC bring civil enforcement actions, including injunctive proceedings, against CMA and CFDI, alleging that they have violated certain provisions of the federal securities laws. Columbia believes that those allegations are based principally on the trading arrangements referred to above. CMA and CFDI are engaged in discussions with the SEC staff in an effort to reach a satisfactory resolution of these matters. However, there can be no assurance that such a resolution will be reached. Any potential resolution of these matters may include, but not be limited to, sanctions, financial penalties, damages or injunctions regarding CMA or CFDI, and structural changes in the conduct of their business.
>
> Although Columbia does not believe that these regulatory developments or their resolution will have a material adverse effect on the Funds, or on the ability of CMA and CFDI to provide services to the Funds, there can be no assurance that these matters or any adverse publicity or other developments resulting from them will not result in increased redemptions or reduced sales of Fund shares, which could increase

transactions costs or operating expenses, or other consequences for the Funds. [Emphasis added.]

29. In a letter to shareholders dated January 30, 2004, defendant Joseph Palumbo, Chief Operating Officer of Columbia Management and James Tambone, Co-President of Columbia Distributor acknowledged that the Columbia Defendants were the subject of the investigation into mutual fund trading activities by the SEC and the New York State Attorney General. Palumbo and Tambone stated, in relevant part, as follows:

> **Columbia Management is:**
> Cooperating with Inquiries and Investigations As you may have read, during recent weeks and months, the Securities and Exchange Commission ("SEC"), the New York Attorney General and other authorities have been investigating mutual fund trading activities of firms across the US. Columbia Management is one of the firms included in these investigations. ***Specifically, Columbia Management Advisors, Inc. ("CMA"), the advisor to the Columbia Family of Funds, and Columbia Funds Distributor, Inc. ("CFDI"), the distributor of the Columbia Family of Funds, and certain of their affiliates (collectively, "Columbia") have received and responded to information requests and subpoenas from various authorities.*** Columbia Management has and will continue to cooperate fully with all requests for information and subpoenas.
>
> **Reviewing Historical Trading Activity**
>
> • Columbia Management does not knowingly permit late trading. Furthermore, we have not uncovered any instances where Columbia employees were knowingly involved in late trading of mutual fund shares.
>
> ***• Columbia Management has identified a limited number of investors who had informal arrangements for trading fund shares between 1998 and 2003. A majority of the transactions in connection with these arrangements occurred in one international fund, the Columbia Newport Tiger Fund, and two domestic funds, the Columbia Growth Stock Fund and the Columbia Young Investor Fund. The majority of the trading under these arrangements was made by three entities.*** A substantial majority of the trading had ended by October 2002 and none of these arrangements exists today. If it is determined that the affected funds were harmed by these trading arrangements, CMA will reimburse them.
>
> • Columbia Management holds all asset management professionals to a high ethical standard and monitors their trading activity on an ongoing basis. ***Columbia***

Management has determined that one portfolio manager, who managed the Columbia Small Company Equity Fund, an approximately $400 million fund, made frequent trades through his 401(k) account in both the fund that he managed and other funds. Although the underlying trades made by this portfolio manager were relatively small, his trading was not consistent with the ethical standards of Columbia Management. Columbia Management terminated the portfolio manager's employment upon discovery of his trading activity. Information about the portfolio manager's trading activity has been provided to the SEC and the New York Attorney General. If it is determined that the affected funds were harmed by the portfolio manager's trading activity, CMA will reimburse them. [Emphasis added.]

30. On February 13, 2004, The Wall Street Journal reported that the FleetBoston confirmed that the Columbia Defendants permitted and facilitated improper market timing in at least three Columbia Funds, the Columbia Young Investor Fund, Columbia Newport Tiger Fund, and the Columbia Growth Stock Fund, in violation of the explicit policies against such trading activity contained in the Funds' prospectuses. The article reported, in relevant part, as follows:

Mutual-Fund employees at a unit of FleetBoston Financial Corp. improperly allowed "market-timers" to conduct rapid fire trades in three funds—including one targeted at children—according to the company and people familiar with the trading.

Rapid trading in the $855 million Young Investor Fund could prove especially embarrassing for Fleet because the revelation means employees in its sales arm allowed the fast-moving investors to skim profits from kids. The fund, founded by Fleet's Stein Roe unit and now called the Columbia Young Investors Fund, focuses on stocks that "meet the needs of young consumers" and has its own child-centered Web site, younginvestor.com, to teach kids the value of starting to invest at a young age.

Yesterday, Boston-based Fleet also acknowledged that its Columbia Funds unit and predecessor Liberty allowed trading in the $371 million Newport Tiger Fund and the $855 million Stein Roe Growth Stock Fund. Fleet also said that it would reimburse investors for losses caused by market-timing activity.

* * *

Asian stock funds, such as Newport Tiger, and other international funds are generally considered to be especially vulnerable to harm from market timers, who take advantage of time- zone differences and buy and sell fund shares at outdated prices.

But the current scandal-related investigations into share trading have found few instances where fund officials allowed their foreign-stock funds to b used for market-timing because f the outsized opportunity to skim profits. As a result, the discovery of market-timing in the Newport Tiger fund is one the few instances where improper trading has been found in such a portfolio of overseas stocks.

At the same time, Columbia Funds accepted so-called sticky assets, according to people familiar with the matter. In sticky-asset deals, market-timers put money in other investment vehicles run by the firm in order to help gain access to certain mutual funds for market-timing.

* * *

Currently, many Columbia Funds tell investors in prospectuses that "the fund is not intended for short-term or frequent trading in its shares." However, during much of the period when the timing arrangements are said to have been in place, Columbia had much stricter language. For example, the November 2002 prospectus language on many Columbia funds said that "the fund does not permit short-term or excessive trading in its shares." Mr. Salmans, the Fleet spokesman, said the change was made in conjunction with the redemption fees and other measures that were believed to be a stronger deterrent to timers than prospectus language.

Meanwhile, according to an administrative complaint filed by the Massachusetts Securities Division, ***brokers at the former Prudential Securities' Boston office testified that a mutual-fund sales representative—identified by people familiar with the matter as working for Liberty, which was later renamed Columbia— helped them circumvent Liberty's anti-market-timing rules.*** The brokers testified that the sales rep "knew we were actively trading their funds and was promoting it," according to the complaint. [Emphasis added.]

31. The Prospectuses had falsely stated that the Columbia Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the August 30, 2002 Columbia International Stock Fund Prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the Columbia Funds deters the practice, stating as follows:

The Fund does not permit short-term or excessive trading in its shares. Excessive purchases, redemptions or exchanges of Fund shares disrupt portfolio management and increase Fund expenses. In order to promote the best interests of the Fund, the Fund reserves the right to reject any purchase order or exchange request, particularly from market timers or investors who, in the advisor's opinion, have a pattern of short-term or excessive trading or whose trading has been or may be disruptive to the Fund. The fund into which you would like to exchange also may reject your request. [Emphasis added.]

DEMAND EXCUSED ALLEGATIONS

32. The plaintiff has not made demand upon the trustees of the Columbia Funds to bring an action against the Columbia Defendants or any other culpable parties to remedy such wrongdoing.

33. Demand upon the trustees is excused because no such demand is required for the plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to the Columbia Defendants.

34. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

35. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of Columbia Defendants and its directors and officers, who manage and control the day-to-day affairs of the Columbia Funds, including the Fund.

36. Demand upon the trustees is also excused because the trustees of the Fund are all hand-picked by the Columbia Defendants, and thus owe their positions as well as their loyalties solely to Columbia Group management and lack sufficient independence to exercise business judgment. Because the Trustees oversee all of the Columbia Funds, the trustees derive substantial revenue and other benefits for their services.

37. Finally, demand upon the trustees is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Attorney General of the State of New York for some time. Consequently, the trustees of the Columbia Funds already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Columbia Funds, generally, and the Fund in particular. No shareholder demand could or would prompt the directors to take action if the New York Attorney General's investigation did not.

COUNT I

Violation Of Section 36 Of The Investment Company

38. Plaintiff incorporates by reference the paragraphs above as if set forth herein at length.

39. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

40. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

41. Under the Investment Company Act, each of the Columbia Defendants owed to the Fund and its shareholders the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the Fund's property and assets, owed the duty not

to place their own financial interests above those of the Fund and its shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

42. As alleged above, each of the Columbia Defendants breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Fund or its shareholders.

43. By agreeing and/or conspiring with other parties to permit and/or encourage such parties to late trade and time certain Columbia Funds, the Columbia Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Fund and its shareholders.

44. By virtue of the foregoing, the defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

45. As a direct and proximate result of the Columbia Defendants' wrongful conduct, the assets and value (including the NAV) of the Fund have been reduced and diminished and the corporate assets of the Funds have been wasted.

COUNT II

Common Law Breach Of Fiduciary Duty

46. *Plaintiff incorporates by reference the paragraphs above as if set forth herein at length.*

47. Each of the Columbia Defendants and the Trustee Defendants owed to the Fund and its shareholders the duty to exercise due care and diligence in the management and administration of the affairs of the fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, the Columbia Defendants and the Trustee Defendants owed a duty to the Fund and its shareholders not to waste the funds' corporate

assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

48. To discharge those duties, the Columbia Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Columbia Funds.

49. As alleged above, each of the Columbia Defendants and the Trustee Defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with late trading and timing schemes.

50. As alleged above, each of the Columbia Defendants and the Trustee Defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Fund by permitting or incurring excess charges and expenses to the funds in connection with late trading and timing schemes.

51. Defendants, with full knowledge of their fiduciary duty to the Fund and its shareholders, and with full knowledge of the negative impact of their wrongdoing upon the assets of the Fund, conspired with and induced certain parties to participate in the late trading and timing schemes alleged herein and to breach their fiduciary duties to the Fund and its shareholders by doing so.

52. By agreeing and/or conspiring with parties to permit and/or encourage late trading and timing, the Columbia Defendants and the Trustee Defendants placed their own self-interest in maximizing their fees, compensation, and other payments over the interest of the Fund and its shareholders.

53. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Fund have been reduced and diminished and the corporate assets of the Fund have been wasted.

WHEREFORE, plaintiff demands judgment against the defendants jointly, severally, or individually, as follows:

A. awarding damages to the Fund against all defendants for all damages sustained as a result of defendants' wrongdoing, in amounts to be proven at trial, together with interest thereon;

B. awarding plaintiff his reasonable costs and expenses incurred in bringing this action, including attorneys' and experts' fees; and

C. such other relief and further relief as this Court may seem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all Counts so triable.

Dated: Boston, Massachusetts
March 19, 2004

GILMAN AND PASTOR, LLP

By: [signature]
David Pastor (BBO #391000)
Peter Lagorio (BBO #567379)
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
Telephone: (781) 231-7850

RUBIN & RUBIN, CHARTERED
Ronald B. Rubin
Patrick C. Smith
Michael A. Stodghill
One Church Street, Suite 301
Rockville, Maryland 20850
Telephone: (301) 610-9700
Facsimile: (301) 610-9716

FARUQI & FARUQI, LLP
Nadeem Faruqi
Shane Rowley
Antonio Vozzolo
David Leventhal
320 East 39th Street
New York, New York 10016
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

ROBBINS UMEDA & FINK, LLP
Brian I. Robbins
Jeffrey P. Fink
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: (619) 525-3990

Attorneys for Plaintiff

VERIFICATION

David Armetta states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

David Armetta

03/18/04
Date